UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NUZEE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

67073S307

(CUSIP Number)

Yubo Yang

UNIT 3709, 37/F, TOWER 2, LIPPO CENTRE 89 QUEENSWAY, ADMIRALTY,HK

+ 86 15611602308

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 14, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67073S307
1.	NAMES OF REPORTING PERSONS Yubo Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 877,192
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 877,192

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,192[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.267%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

1 Yubo Yang, through her 100% ownership of Dada Business Trading Co., Limited, beneficially owns 877,192 newly issued shares of common stock of the Issuer pursuant to a Securities Purchase Agreement entered into on September 24, 2024. Dada Business Trading Co., Limited is governed by its sole director, Mr. Zheng Dai. As such, Mr. Dai has voting and investment discretion with respect to the ordinary shares held of record by Dada Business Trading Co., Limited and may be deemed to have beneficial ownership of the shares held directly by Dada Business Trading Co., Limited. Therefore, both Yubo Yang and Zheng Dai are deemed to have shared voting power over the 877,192 shares.

2 This percentage is calculated based upon (i) 4,978,245 shares of common stock issued and outstanding (as of August 27, 2024), as set forth in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on October 2, 2024; and (ii) 2,807,015 shares issued on October 14, 2024 pursuant to the securities purchase agreement entered into on September 24, 2024 as part of the partial closing thereof, as set forth in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2024.

CUSIP No. 67073S307
1.	NAMES OF REPORTING PERSONS Zheng Dai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 877,192
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 877,192

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,192[3]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.267%[4]
12.	TYPE OF REPORTING PERSON (see instructions) IN

3 Dada Business Trading Co., Limited is governed by its sole director, Mr. Zheng Dai. As such, Mr. Dai has voting and investment discretion with respect to the ordinary shares held of record by Dada Business Trading Co., Limited and may be deemed to have beneficial ownership of the shares held directly by Dada Business Trading Co., Limited. Therefore, both Yubo Yang and Zheng Dai are deemed to have shared voting power over the 877,192 newly issued shares of common stock of the Issuer pursuant to a Securities Purchase Agreement entered into on September 24, 2024 by Dada Business Trading Co., Limited and the Issuer.

4 This percentage is calculated based upon (i) 4,978,245 shares of common stock issued and outstanding (as of August 27, 2024), as set forth in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on October 2, 2024; and (ii) 2,807,015 shares issued on October 14, 2024 pursuant to the securities purchase agreement entered into on September 24, 2024 as part of the partial closing thereof, as set forth in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2024.

CUSIP No. 67073S307
1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (Entities only): Dada Business Trading Co., Limited; EIN: N/A5
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 877,192
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 877,192

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,192[6]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.267%[7]
12.	TYPE OF REPORTING PERSON (see instructions) CO

5 Dada Business Trading Co., Limited is a Hong Kong entity, and it does not possess an Employer Identification Number (EIN).

6Yubo Yang, through her 100% ownership of Dada Business Trading Co., Limited, beneficially owns 877,192 newly issued shares of common stock of the Issuer pursuant to a Securities Purchase Agreement entered into on September 24, 2024. Dada Business Trading Co., Limited is governed by its sole director, Mr. Zheng Dai. As such, Mr. Dai has voting and investment discretion with respect to the ordinary shares held of record by Dada Business Trading Co., Limited and may be deemed to have beneficial ownership of the shares held directly by Dada Business Trading Co., Limited. Both Yubo Yang and Zheng Dai are deemed to have shared voting power over the 877,192 shares.

7 This percentage is calculated based upon (i) 4,978,245 shares of common stock issued and outstanding (as of August 27, 2024), as set forth in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on October 2, 2024; and (ii) 2,807,015 shares issued on October 14, 2024 pursuant to the securities purchase agreement entered into on September 24, 2024 as part of the partial closing thereof, as set forth in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2024.

Item 1.

(a)	Name of Issuer NUZEE, INC.

(b)	Address of Issuer’s Principal Executive Offices 2865 Scott St. Suite 107, Vista, California 92081

Item 2.

(a)	Name of Person Filing Yubo Yang Zheng Dai Dada Business Trading Co., Limited

(b)	Address or principal business office or, if none, residence

Yubo Yang: UNIT 3709, 37/F, TOWER 2, LIPPO CENTRE 89 QUEENSWAY, ADMIRALTY, HK.
Zheng Dai: UNIT 3709, 37/F, TOWER 2, LIPPO CENTRE 89 QUEENSWAY, ADMIRALTY, HK.
Dada Business Trading Co., Limited: UNIT 3709, 37/F, TOWER 2, LIPPO CENTRE 89 QUEENSWAY, ADMIRALTY, HK.

(c)	Citizenship Yubo Yang: China Zheng Dai: China Dada Business Trading Co., Limited: Hong Kong

(d)	Title of Class of Securities Yubo Yang: Common Stock Zheng Dai: Common Stock Dada Business Trading Co., Limited: Common Stock

(e)	CUSIP Number 67073S307

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote. See response to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote. See response to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of. See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of. See response to Item 8 on each cover page.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67073S307

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zheng Dai

10/17/2024
Date

/s/ Zheng Dai
Signature

Zheng Dai/Individual
Name/Title

Yubo Yang

10/17/2024
Date

/s/ Yubo Yang
Signature

Yubo Yang/Individual
Name/Title

Dada Business Trading Co., Limited

10/17/2024
Date

/s/ Zheng Dai
Signature

Zheng Dai/Director
Name/Title

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement